Wessanen

fax message

Corporate Communications

03 OCT -2 AM 7:21

03032456

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	2

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date	October 2, 2003
Subject	Press Release Koninklijke Wessanen nv – (ID #82-1306)

SUPPL

ID #82-1306

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

dlw 10/2

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45

Wessanen

press release

Corporate Communications

Amstelveen, October 2, 2003
(5:00 p.m.)

Wessanen: consolidation production activities Belgium into one plant

The Executive Board of Koninklijke Wessanen nv announces her intention to consolidate the Belgian production activities of the Convenience Food Group into its Bocholt (Belgium) plant. At the same time, efficiency at this plant will be increased by improved economies of scale and further automation.
This intention to consolidate implicates that the current activities at the Essen plant would be stopped. This will affect 84 jobs.

The Convenience Food Group produces and sells a wide range of frozen snacks and meal components under brand names such as Beckers and Vegeta. The division's main markets are the Netherlands, Belgium and Germany. Total sales of the division in 2002 amounted to EUR 163.4 million; EBITA was EUR 10 million.

The intended consolidation is part of Operation Phoenix, which was launched on August 27, 2003. This extensive program, involving improvement measures across the whole organization, should result in annual savings of more than EUR 100 million, which will partly be reinvested in growth initiatives.

In line with Belgian labor legislation, employees, works councils and labor unions have been informed about the intention.

Executive Board
Koninklijke Wessanen nv

Note for the editor
Should you have any questions, please contact Timo de Grefte, Corporate Staff Director Corporate Communications; phone +31 (0) 20 547 95 29; e-mail t.grefte@wessanen-hq.com.